Exhibit 99.33

GROWING AND SALES AGREEMENT

THIS GROWING AND SALES AGREEMENT ("Agreement") is made and entered into effective as of July 24th, 2020 (the "Effective Date") by and among Mid American Growers Inc., (a wholly owned subsidiary of Red White and Bloom Brands Inc.), ("RWB"), a Illinois C corporation, with an address of 14240 Greenhouse Ave, Granville, IL 61326 AND 39 Industries, LLC ("39Hemp"), a Washington limited liability company, with an address of 5708 N Woodview Ln, Spokane Washington, 99212 (RWB and 39 Industries shall sometimes hereinafter individually be referred to as a "Party" and collectively as the "Parties".)

WHEREAS, RWB grows genetics provided by 39Hemp for Ultra-Premium Hemp;

WHEREAS, RWB has a greenhouse and has experience in growing hemp plants in an indoor environment;

WHEREAS, 39Hemp is knowledgeable of, and has contacts with, potential customers that desire to buy premium hemp;

WHEREAS, 39Hemp and RWB wish to combine their respective knowledge and experiences to create economic opportunities for themselves.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

(1)Delivery Of Seeds / Growing Hemp

(a)100,000 Purple Goliath Hemp Seeds (the "Seeds") were delivered to RWB at RWB's facility located at 14240 Greenhouse Ave, Granville, IL 61326 in the amount described in section seven (7) of this agreement. The Parties hereby agree that each of them may, but shall not be required to, enter into additional transactions of the nature contemplated by this Agreement and signed by all Parties and any such additional schedules shall be subject to the terms and conditions of this Agreement.

(b)100,000, at a minimum, additional Seeds are to be delivered to RWB at RWB's facility located at 14240 Greenhouse Ave, Granville, IL 61326 in calendar 2020.

(c)For the year 2021 and 2022 three turns or grows of the seeds are contemplated at a minimum quantity of 150,000 seeds per turn, subject to agreement on terms.

(d)At the time of delivery, all of the rights, title and interest in and to the Seeds shall pass to RWB from 39 Hemp. All Seeds shall be in good and suitable condition for growing and cultivation and be genetically engineered to produce, or capable of producing, harvested Plants with less than 0.3% of delta-9-THC. For a period of seven (7) days following delivery, RWB shall have the right to inspect the Seeds and reject any Seeds, in the exercise of its reasonable judgment, determined are not in good and suitable condition for growing and cultivation. For any Seeds so rejected, RWB will notify 39 Hemp and, at 39 Hemp's election, either return the Seeds to 39Hemp or destroy them.

(e)With the Seeds, RWB shall do the following:

(i)RWB will cultivate the Seeds at the RWB Facility in accordance with Good Agricultural Practices ("GAP") and RWB's usual and customary procedures for growing hemp plants at such location and GMP for any EU exported product.

(ii)Using its reasonable judgement as to the optimum time to harvest, RWB will contact the Illinois Department of Agricultural ("IDA") to test the Plants to confirm compliance with the then IDA's delta-9 THC levels (the "IDA Standard"). To the extent the Plants meet the IDA Standard, the rights and obligations of the Parties with respect to the portion of the Plants that meet such standards shall continue (with Plants meeting the standards being hereinafter referred to as "Acceptable Plants"). To the extent none of the Plants meet such standards, the rights and obligations of the Parties hereunder shall be deemed cancelled and terminated.

(iii)After harvest, RWB will hang the Acceptable Plants for drying and curing. The period of time for drying and curing shall be determined by RWB using its reasonable judgment and in accordance with GAP and RWB's usual and customary procedures for growing hemp plants at such location.

(iv)After curing and drying of Acceptable Plants is completed, RWB shall do one of the following: (A) process, strip and trim the Acceptable Plants into a form ready for sale ("Machine Trimmed or Hand Trimmed Hemp") and notify 39Hemp of such fact; or (B) leave the Acceptable Plants bucked, cured and untrimmed ("Unprocessed Hemp") and notify 39Hemp and of such fact. Any seeded or molded Hemp will not be considered Ultra-Premium Hemp as such product is not saleable in the market. In the event of this happening both parties will work together and decide how to offtake such a product.

(v)After receiving notice from RWB and 39Hemp, to the extent it has not already begun to do so, shall discharge its obligations in Section 2. No

(c) For the Seeds provided to RWB by 39Hemp hereunder, RWB agrees that it will not clone or replicate the Seeds. RWB agrees that the IP behind these genetics are not of their own and they cannot share with any third parties or use for themselves without an agreement in writing with 39Hemp.

(2)Brokering, Marketing and Selling of Hemp.

(a)On the terms and conditions contained herein, RWB hereby appoints 39Hemp, at their respective own costs and expense, to serve as the exclusive Agent and/or broker as it pertains only to the seed furnished by 39Hemp. 39Hemp shall sell, or caused to be sold, the Hemp to third parties in transaction(s) meeting all Applicable Laws within 90 (ninety) calendar days of the notice to them as specified in Section (1)(d)(iv) at the time the product is cured and ready for sale.

(b)The appointment of 39Hemp herein as RWB's sole Agent is on an exclusive basis for genetics provided by 39Hemp. RWB shall be free to have other sales representatives or its employees engaged in selling other hemp or hemp-related products not provided by 39Hemp. In performance under this Agreement, 39Hemp hereby agrees that: (a) 39Hemp shall only solicit lawful sales of Hemp to its customers.

(c)If requested by RWB, at no additional charge to RWB but with RWB reimbursing reasonable expense, 39Hemp and will facilitate and assist with negotiations and assist with closing the sales with customers identified by 39Hemp.

(d)In the absence of a sale of any Hemp within the time period specified by Section 2(a), 39Hemp undertakes to purchase and take delivery of the same at the floor price of (REDACTED) per pound for Hand Trimmed Processed Premium Hemp. RWB shall provide notice at any time after the expiration of the referenced period and

39Hemp will arrange for taking delivery of the Hemp at RWB's Facility within ten (10) days after RWB's notice. The sale of the Hand Trimmed and Cured Hemp or Machine Trimmed and Cured Hemp to 39Hemp and shall be on an "as is, where is" basis except that RWB represents that the Processed Hemp or Unprocessed Hemp has meet the IDA standard as reflected in the IDA test results.

(e)39Hemp shall provide RWB, a copy of the commercial terms for its sales contracts for RWB produced material to third parties to validate the actual price achieved for the sale of final product and to assist in calculation of the final amounts payable to RWB in accordance with section 3 or 1(a), (b) or (c).

(f)Any customer deposits received by 39Hemp, and not in escrow, Hand Trimmed Hemp shall be advanced as deposits within 5 business days of receipt by 39Hemp in proportion, as per the calculation in section 3, in favor of RWB

(3)Floor Prices and Commissions

(a)For the first 100k and the subsequent 100k seeds provided as per clauses 1(a) and 1(b) respectively, as consideration for the Brokerage Services contemplated hereunder, and except for retained Premium Processed Hemp or Premium Unprocessed Hemp contemplated by Section 4, RWB shall pay the following commissions, irrespective of whether 39Hemp performed the brokerage services and found the customer:

Commission For Hand Trimmed Processed Flower
Commission Due to 39Hemp
Purchase Price at or below (REDACTED) per pound	(REDACTED) per pound
PurchasePriceabove (REDACTED) per pound	The (REDACTED) per pound specified above plus the lift of fifty seven and a half percent (57.5%) of the purchase price above (REDACTED)per pound

(4)Compliance with Law / Regulations

Each Party hereby acknowledges that hemp and hemp-related products are or may be subject to laws and regulations relating to the growing, production, processing, selling or use of hemp and products using or containing hemp ("Applicable Laws") of the United States and/or state, county or local governments in the United States or the national, provincial or local governments outside the United States (collectively, "Government Authorities"), including, without limitation, the IDA Standard. The Parties hereby represents and warrants to each other, that each is fully aware of all Applicable Laws, currently possesses any licenses, permits or permissions required under Applicable Laws from Governmental Authorities to enter into and perform the obligations contained in this Agreement, and will possess, use, sell and/or dispose of the hemp or hemp-related products only in compliance with Applicable Laws.

(5)Confidential Information. Each Party acknowledges that it will have access to the Confidential Information of the other Parties in performing this Agreement. Each Party shall use the Confidential Information of the Other Parties solely for purposes of performing its obligations under this Agreement and shall not disclose such Confidential Information to any person other than to its employees, officers, directors, shareholders, partners, members, managers, attorneys and accountants (collectively, RWB Representatives"), who, in Each Party's reasonable business judgment, has a business need for the Confidential Information for purposes of performing this Agreement. Each Party shall also take reasonable measures to protect the secrecy, and avoid disclosure and unauthorized use, of the other Parties' Confidential Information. If any Party becomes legally compelled to disclose another Party's Confidential Information under applicable federal, state or local law or regulation, or by a valid order issued by a court or governmental agency of competent jurisdiction, the disclosing Party shall give notice to the Party whose information is subject to disclosure to enable that Party to reasonably contest the disclosure and/or seek protection of the Confidential Information once disclosed.

For purposes of this Agreement, the term "Confidential Information" means the business, technical or other information of a Party relating to the subject matter of this Agreement, that is disclosed by any Party to another Party, either directly or indirectly, in writing, orally or by inspection of tangible or intangible objects. Notwithstanding the preceding sentence, "Confidential Information" of a Party shall not include any information that another Party can establish: (a) was publicly known and generally available in the public domain prior to the time of disclosure; (b) becomes publicly known and generally available in the public domain after disclosure other than as a result of a breach of this Agreement by a Party; (c) in the possession of the Party, without confidentiality restrictions, at the time of disclosure; or (d) was or is independently developed by a Party without using any of the other Party's Confidential Information.

(6)Term of Agreement. This Agreement shall begin on the Effective Date and terminate on January 31, 2023. Notwithstanding the preceding sentence, once Plants have been delivered to RWB pursuant to Section (1)(a), this Agreement shall remain in effect until all the Processed Hemp or Unprocessed Hemp have been sold by 39Hemp under this Agreement.

(7)Genetics Provided and Estimated Yields. This agreement will be for a 100,000 seeds initial test run. It is estimated that 100,000 seeds will yield (REDACTED) lbs of premium hemp hand cured and trimmed.

(8)Limitation of Liability. TO THE MAXIMUM EXTENT PERMITTED BY LAW, IN NO EVENT SHALL ANY PARTY BE LIABLE TO ANY OTHER PARTY FOR LOSS OF PROFITS, REVENUE OR INCOME, OR FOR ANY INDIRECT, PUNITIVE, SPECIAL, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR OTHER DAMAGES ARISING FROM OR RELATED TO THIS AGREEMENT.

(9)MISCELLANEOUS PROVISION.

(a)This Agreement shall be governed by the laws of the Commonwealth of Washington State (without giving effect to any choice or conflict of law provisions). Any legal action arising out of or related to this Agreement shall be instituted exclusively in the federal or states courts located in the city of Lexington (County of Fayette), Illinois and each Party hereby irrevocably submits to the exclusive jurisdiction and venue.

(b)This Agreement constitutes the sole and entire agreement of the Parties regarding the subject matter contained herein. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party hereto. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(c)This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

(d)No Party may assign any of its rights or delegate any of its obligations hereunder, in whole or part, without the prior written consent of the other Parties. Any purported assignment without such written consent shall be null and void. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer on any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

(e)No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set out in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege of a Party.

(f)In the performance of this Agreement, the Parties shall each be an independent contractor and this Agreement does not, and shall not be construed to create a partnership, joint venture or other similar arrangement.

IN WITNESS WHEREOF, the Parties have entered into this Agreement intending to be legally bound as of the Effective Date.